Exhibit (a)(2)


                                 [Fundtech Logo]


                                                                   June 10, 2002

TO ELIGIBLE EMPLOYEES HOLDING OPTIONS TO PURCHASE ORDINARY SHARES UNDER THE FUNDTECH 1997 AND 1999 OPTION PLANS:

      We are please to inform you that today, after considerable work, we completed the filing with the Securities Exchange Commission of the formal tender offer documents that will allow us to exchange your old
"out-of-the-money" options (with an exercise price in excess of $5.00) for new options to be priced at the fair market value on the date of grant.

      Subject to the conditions more fully set forth in the Tender Offer Documents, eligible options tendered by eligible employees, will be exchanged on a one for one basis. The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the last reported sale price per share of our ordinary shares on the Nasdaq National Market on the date of grant. Obviously, we cannot predict the exercise price of the new options.

      The new options will have the same vesting schedule and commencement date as the as the options for which they were exchanged. You will continue to receive vesting credit during the period from the date your options are cancelled through the date your new options are granted. Under these terms, on the date of grant and thereafter, you will have the same number of vested new options as you would have had vested old options had you not tendered them. The expiration date of the new options will be the maximum permitted by the respective option plans pursuant to which they are granted (between five and ten years from the date of grant).

      The tendered options that we accept will be canceled as soon as practicable after the expiration of the offer to exchange. Once cancelled you will have no further rights under the tendered options. We plan to grant the new options on or about the first business day that is at least six months and one day following the date we cancel the tendered options that are accepted by us. According to our current schedule, we expect to cancel options on or about July 12, 2002, and accordingly we expect to grant new options on or about January 15, 2002.

      In order to receive new options, you must be continuously employed and on active service (not on a leave of absence not approved by our CFO) with the Company or one of our subsidiaries from the date you tender options through the date we grant the new options. If for any reason you are not so employed, you will not receive any new options or other consideration in exchange for the tendered options that have been tendered and cancelled.

      If we are acquired after your tendered options have been accepted and cancelled, but prior to the grant date of the new options, then you will not receive any new options, unless our Board of Directors and the successor company decide in their discretion to grant you some or all of those new options.

      THE BOARD OF DIRECTORS MAKES NO RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS IN THE OFFER. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS.

      You will receive a hard copy of this letter in your office mail box as well as an electronic version by e-mail. The hard copy of this letter is accompanied by a Stock Option Activity Report, showing the current status of your option position and an acknowledgement of receipt. Both the hard copy and the electronic version of this letter are accompanied by an offer to exchange, a related letter of transmittal and a notice to withdraw tender ("Tender Offer Documents"). Please return the acknowledgement of receipt to your local Human Resource Representative as soon as possible.

      Our offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal and notice to withdraw tender. For your information, pages 1 through 8 contain a more detailed question and answer summary of the offer.

      This offer and the exchange involves risk (more fully set forth and incorporated in the tender documents), including among other things, various situation under which you would not receive new options, eventhough you have tendered your old ones. This letter and the question and answer section of the Tender Offer Documents provide only a basic summary of the offer. IN ORDER TO FULLY UNDERSTAND THIS OFFER, THE TERMS OF EXCHANGE AND THE ACCOMPANYING RISK, WE CANNOT STRESS ENOUGH THE IMPORTANCE OF YOUR READING ALL THE TENDER DOCUMENTS IN THEIR ENTIRETY.

        To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter before the expiration date of the offer to exchange. The offer to exchange is currently scheduled to expire at 11:59 p.m., eastern time, on July 9, 2002.

      If you have any questions about the offer, please call me at (201)
946-1100.

      We have attempted to make the terms of the new options generous when compared to those offered by many companies. We thank you for your hard work, dedication and continued efforts on behalf of Fundtech Ltd.

                                    Sincerely,



                                    FUNDTECH LTD.


                                    /s/ Reuven Ben Menachem
                                    ---------------------------
                                    Reuven Ben Menachem
                                    Chairman and Chief Executive Officer

Enclosures


                                      -2-